[redacted]

09058260

SE(MISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. Mosier & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 W. Randolph St., Suite 200
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Delores J. Mosier 888-452-1161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive, Suite 1500 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Delores J. Mosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. Mosier & Associates, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Imelda A. Wojtkowski #590827

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D.J. MOSIER & ASSOCIATES, INC.
Chicago, Illinois 60611

We have audited the accompanying statements of financial condition of D.J. Mosier & Associates, Inc. as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholder's equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of D.J. Mosier & Associates, Inc. as of December 31, 2008 and 2007, and the results of its operations, changes in its stockholder's equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 19, 2009

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 36,142	$ 35,250
Receivables from clients and correspondents	-	61,770
Receivables from employees	7,046	7,046
Prepaid expenses	-	7,794
Other assets	1,430	2,498
TOTAL ASSETS	$ 44,618	$ 114,358
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 1,965	$ -
Accrued expenses	-	349
Total liabilities	1,965	349
STOCKHOLDER'S EQUITY		
Common stock, no par value: 10,000 shares issued and outstanding	1,000	1,000
Paid in capital in excess of par	291,247	264,747
Accumulated deficit	(249,594)	(151,738)
Stockholder's equity	42,653	114,009
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 44,618	$ 114,358

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 258,922	$ 284,058
Consulting fees	123,731	119,587
TOTAL REVENUES	382,653	403,645
EXPENSES		
Salaries and employee benefits	337,334	230,181
Taxes, licenses and fees	19,220	8,419
Travel	9,645	283
Professional fees	14,567	6,980
Consulting fees	25,072	19,079
Rent	28,647	25,629
Other operating expenses	26,160	24,289
TOTAL EXPENSES	460,645	314,860
(LOSS) / INCOME FROM OPERATIONS	(77,992)	88,785
OTHER INCOME		
Interest income	136	277
TOTAL OTHER INCOME	136	277
NET (LOSS) / INCOME	$ (77,856)	$ 89,062

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Paid in Capital in excess of par	Accumulated Deficit	Total
Balance January 1, 2007	$ 1,000	$ 264,747	$ (200,800)	$ 64,947
Net income for 2007	-	-	89,062	89,062
Dividend	-	-	(40,000)	(40,000)
Balance December 31, 2007	$ 1,000	$ 264,747	$ (151,738)	$ 114,009
Stockholder purchase	-	26,499	-	26,499
Net (loss) for 2008	-	-	(77,855)	(77,855)
Dividend	-	-	(20,000)	(20,000)
Balance December 31, 2008	$ 1,000	$ 291,246	$ (249,593)	$ 42,653

The accompanying notes are an integral part of these statements

D.J. MOSIER & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING ACTIVITIES		
Net (loss) / income	$ (77,855)	$ 89,062
Adjustment to reconcile net loss to net cash (used in) provided by operating activities	-	-
Changes in operating assets and liabilities		
Receivables from clients and correspondents	61,770	18,171
Other assets	1,068	-
Prepaid expenses	7,794	(7,794)
Accounts payable and accrued expenses	1,616	(24,702)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(5,607)	74,737
FINANCING ACTIVITIES		
Proceeds from stock purchase	26,499	-
Dividends paid	(20,000)	(40,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	6,499	(40,000)
NET INCREASE IN CASH	892	34,737
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	35,250	513
CASH AND CASH EQUIVALENTS END OF YEAR	$ 36,142	$ 35,250
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -

The accompanying notes are an intergral part of these statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D.J. Mosier and Associates, Inc, (the Company) is a securities dealer that specializes in the sale of mutual funds and separate accounts. With over 12,000 mutual funds available, the Company is an experienced specialist and provides investment opportunities from a carefully selected group of fund families. The customer base for the Company consists of pension funds for municipal employees, firefighters, and police departments. The majority of the Company's customers are located in the Midwest. The Company is a member of the National Association of Securities Dealers, Inc. (NASD).

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Commissions Receivable

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commissions receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by SFAS 157, which the Company adopted effective January 1, 2008 except for nonfinancial assets and nonfinancial liabilities recognized or disclosed on a nonrecurring basis. FASB Staff Position 157-2, issued in February 2008, permits delayed application for such items until January 1, 2009. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS 157."

2. RELATED PARTY TRANSACTIONS

The Company leases its office facility in La Porte, Indiana from a related party under a non-cancelable operating lease that expires on October 31, 2010. The future rental payments under the lease for the next two are as follows:

2009	$29,104
2010	$24,859

3. CONCENTRATIONS

The Company's largest client accounted for 70% and 18% of commission revenues for the years ending December 31, 2008 and 2007 respectively.

4. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2008 and 2007, the Company has net capital of $34,177 and $13,920, respectively and had no customer accounts.

5. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the Company has elected to defer application of FIN 48. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

SUPPLEMENTAL INFORMATION

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 42,653
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		42,653
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		42,653
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	8,476	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(8,476)
8.	Net capital before haircuts on securities positions		34,177

The accompanying notes are an integral part of these statements.

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	0	
2. Debt securities	0	
3. Options	0	
4. Other securities	0	
D. Undue Concentration	0	
E. Other (List)		
		0
10. Net Capital		$ 34,177

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 2,278
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	29,177
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 33,980

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC
DECEMBER 31, 2008

16.	Total A.I. liabilities from Statement of Financial Condition		$ 1,965
17.	Less: Securities borrowed for which equivalent value is paid		0
18.	Less; Liabilities subordinated to claims of creditors		0
17.	Add:		
	A. Drafts for immediate credit	______	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	______	
	C. Other unrecorded amounts (List)		
19.	Total aggregate indebtness		$ 1,965
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 6

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

The accompanying notes are an integral part of these statements.

D.J. MOSIER & ASSOCIATES, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS, OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING DECEMBER 31, 2008

The differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2008 were as follows.

NET CAPITAL REPORTED ON UNAUDITED FOCUS FILING	36,143
AUDIT ADJUSTEMENTS	(1,966)
NET CAPITAL PER AUDIT	$ 34,177

D.J. MOSIER & ASSOCIATES, INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2008

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

H C L

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
D.J. MOSIER & ASSOCIATES, INC.

In planning and performing our audit of the financial statements of D.J. Mosier & Associates, Inc., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness)or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Certified Public Accountants
Chicago, Illinois

February 19, 2009

D.J. MOSIER & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2008 AND 2007

HCL HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

D.J. MOSIER & ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS